UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
        (Exact name of registrant as specified in its corporate charter)


                                    000-28881
                              (Commission File No.)


                NEVADA                                88-0403762
       (State of Incorporation)          (IRS Employer Identification No.)


            24843 Del Prado, Suite 326, Dana Point, California 92629
                    (Address of principal executive offices)


                                 (949) 487-7295
                         (Registrant's telephone number)

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

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.

                        INFORMATION STATEMENT PURSUANT TO
                          SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------
              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


GENERAL

     This Information Statement is being mailed on or about May 30, 2002 to the holders of record as of May 22, 2002, of common stock, par value $0.001 per share (the "common stock"), of Oasis Entertainment's Fourth Movie Project, Inc., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with the Company's election of a designee of the sole shareholder of Liberator Medical Supply, Inc., a Florida corporation, ("LMSI") to the Board of Directors of the Company (the "Designee").

  Pursuant to and at the closing of the Plan of Exchange dated May 21, 2002 (the "Agreement"), among LMSI and Mr. J. Dan Sifford, Jr., Chairman of the Board and majority shareholder of the Company ("Sifford"); and Mark Libratore, President of LMSI ("Libratore") exchange of all his shares of common stock of LMSI, par value $.001 per share ("LMSI common stock"), for 30,000,000 shares of common stock of the Company, or 71% of the Company's then to be outstanding. Also, at the closing of the agreement, Libratore will receive 5,000,000 shares of outstanding common stock from a third party as additional consideration for the exchange described herein, so that upon closing he will own 35,000,000 shares of common stock, or 82.7% of the shares then to be issued and outstanding. Upon completion of the exchange, LMSI will become a wholly-owned subsidiary of the Company.

 As of May 16, 2002, Sifford resigned as President of Company. At the closing of the Agreement which is anticipated to occur June 9, 2002, Libratore will become President and will be nominated as the Designee for election to its Board of Directors. Pursuant to the Agreement, Libratore will be appointed Chairman of the Board of Directors on the Closing Date and Sifford will resign as Chairman, each effective 10 days after transmittal of this Information Statement to the Company's shareholders.

     Prior to the consummation of the transactions contemplated by the Agreement, Mr. Sifford was the controlling stockholder of the Company, owning 50,000,000 shares of common stock. As part of the transaction he contributed, without consideration, 49,995,000 shares of common stock that he owned back to the Company for cancellation and has retained 5,000 shares of common stock in connection with the completion of the Agreement.

     As part of the transaction contemplated by the Agreement, Mr. Karl E. Rodriguez, (a beneficial owner and former officer) and other shareholders, contributed a total of 10,100,000 shares of common stock, without consideration, back to the Company for cancellation.

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

CONSUMMATION  OF  THE  TRANSACTION  WILL  RESULT  IN  A  CHANGE  OF  CONTROL.

     No action is required by the shareholders of the Company in connection with the election or appointment of the Designee to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.


 VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF


    On May 23, 2002, there were 42,204,912 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT:

    The sole class of equity securities of the Company issued and outstanding is the common stock.

    The following table sets forth, as of May 23, 2002, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

--------------------------------------------------------------------------------
Name and Address of
Beneficial Owner                            Amount and         Percentage of
                                            nature of          Class
                                            Beneficial
                                            Ownership (1)
--------------------------------------------------------------------------------
J.  Dan  Sifford  Jr.
24843  Del  Prado  Suite  326
Dana  Point  CA  92629                         5,000                  00.01
 Chairman  of  Board/Director
--------------------------------------------------------------------------------
Mark  A.  Libratore
4330  S.E.  Federal  Hwy.
Stuart, FL 34997                          35,000,000(2)               71.08
President/  Director  Nominee
--------------------------------------------------------------------------------
All Officers and Directors as a Group     35,005,000                  71.09
--------------------------------------------------------------------------------
Total Shares Issued and Outstanding       42,204,912                 100.00
--------------------------------------------------------------------------------


Notes  to  the  table:

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2) Includes 5,000,000 shares to be delivered to Mr. Libratore by third parties as additional consideration of his agreement to exchange and agree to change of control to be accomplished pursuant to the Agreement.

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

DIRECTORS  AND  EXECUTIVE  OFFICERS

     The following sets forth the names and ages of the current Director, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended September 30, 2001, the Board of Directors held six formal meetings. There are no family relationships among any of the Directors, nominees or executive officers.

     J. Dan Sifford, Jr., age 64, former President and Chairman of the Board of Directors, was a member of the initial Board of Directors and served from inception. Mr. Sifford grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company, which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company that was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities. During each of the past five years he has served as President of Indiasa, which serves only as a holding company owning: 100% of Indiasa Aviation Corp. (a company which owns aircraft but has no operations); 100% of Overseas Aviation Corporation (a company which owns Air Carrier Certificates but has no operations); 50% of Robmar International, S.A. (a company operates a manufacturing plant in Argentina and Brazil, but in which Mr. Sifford holds no office). In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean, and has been its president continuously during each of the past five years.

     Mark Libratore, age 51, is President of LMSI with headquarters in Stuart, FL. Mr. Libratore founded LMSI, a full service durable medical supply company which has become the nation's largest "Direct to Consumer" diabetic supplier with sales this year, 2002, to be well in excess of $250 million. He has served as this company's president from start-up to over 900 employees at the time of his leaving to start-up Liberator Medical Supply. For over 7 years, he has supervised the creative and execution of advertising campaigns in print, television and radio and successfully managed the leads, sales, and operations resulting from these massive sales campaigns. In one year sales grew at Liberty Medical Supply, Inc. from 11 million annually to over 30 million and again doubled the following year to nearly 90 million annualized. He sold this business to PolyMedica Corporation, (PLMD), in 1996 and worked for them under an employment contract. Information on PolyMedica can be obtained from its Website at www.PolyMedica.Com. Mr. Libratore's entrepreneurial nature led him to leave PolyMedica and to start and manage Liberator Medical Supply, Inc. Prior to founding Liberator Medical Supply, Inc., the April, 1998 issue of Response Magazine voted Mr. Libratore one of the top 25 most innovative direct TV advertisers of the year. As mentioned before, Mr. Libratore was President and Founder of Liberty Medical and after the acquisition of Liberty continued as President & Senior VP of PolyMedica Corporation, (PLMD) the acquirer. Prior to founding Liberty, Mr. Libratore served as founder and President of A Action Medical Supply, Inc., which was the company from which Liberty Medical Supply was developed. Mr. Libratore has 26 years of experience and has long been a respected member of the medical community. In 1979, Mr. Libratore founded and served as President of Ambassador Inhalation and Respiratory Services, which he sold in 1984 to Abbey/Foster Medical (now Apria), a national medical supplies

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

chain. Previously, Mr. Libratore has held Director or senior positions in the Respiratory Therapy, Cardiopulmonary, EEG, EKG, and Blood Gas laboratories of Hartford Hospital, Jupiter Hospital, Fisherman's Hospital, and Martin Memorial Hospital. He has also been a Director of the Florida Society of Respiratory Therapy and a founding Director and Vice-President of the board of Hospice of Martin County, Inc. He has served for many years as a Board Member of the American Lung Association of Southeast Florida. Mr. Libratore is a graduate of the University of Connecticut Affiliated Hartford Hospital School of Respiratory Therapy Technology Program.


EXECUTIVE  COMPENSATION:

     In September 2001, we issued twenty-five million new shares of common stock (post forward split 50,000,000), to our former President and current Director, pursuant to Section 4(2) of the Securities Act of 1933. The shares were issued at par value ($0.001) for total compensation valued at $25,000.00. These shares have since then been cancelled.

     SUMMARY COMPENSATION, TABLE A. the disclosure of Executive compensation is now provided in the tabular form required by the Securities and Exchange Commission, pursuant to Regulation 228.402.

                                                                        Long Term Compensation            |
                                                                   |-----------------------------|        |
                                       Annual Compensation         |        Awards      | Payouts|        |
                              |------------------------------------------------------------------|        |
a . . . . . . . . .  b        |       c            d          e    |     f        g     |   h    |   i    |
----------------------------------------------------------------------------------------------------------|
Name. . . . . . . .                                                          Securities                   |
And . . . . . . . .                                          Other    Restric-   Under-          All Other|
Principal . . . .                                         .  Annual     Ted     Lying             Compen- |
Position. . . . . .                                          Compen-   Stock   Options    LTIP     Sation |
                                    Salary       Bonus     Sation ($)  Awards  SARs (#)  Payouts     ($)  |
                         Year         ($)         ($)                   ($)               ($)             |
----------------------------------------------------------------------------------------------------------|
J. Dan Sifford, President   2001       0           0            0    25,000 (1)    0       0           0  |
----------------------------------------------------------------------------------------------------------|
                            2000       0           0            0         0        0       0           0  |
----------------------------------------------------------------------------------------------------------|
                            1999       0           0            0         0        0       0           0  |
----------------------------------------------------------------------------------------------------------|

(1) The restricted stock awards shown in the table above were common stock issued at par value ($0.001), which the Company believes is the Fair Market Value of the shares when issued to the recipients determined in accordance with Regulation S-B Item 402(b)(2)(iv)(A). The Company has made this valuation taking into consideration the then nominal bid price of $0.12, the lack of any material trading, the lack of business or prospects for the Company at the time of issuance. The shares issued were affiliate restricted and have since been cancelled.


     Mr. Sifford has not received any other compensation from the Company or any grants of options or other rights to acquire common stock.

     No other Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

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

     The Company may pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

LEGAL  PROCEEDINGS:

    The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


COMPLIANCE  WITH  SECTION  16(A)  OF  THE  SECURITIES  EXCHANGE  ACT:

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

    The Company is not aware of any person who at any time during the prior to the quarter ended March 31, 2002 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.


OTHER  INFORMATION:

    The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

Dated  May  30,  2002
                         By  Order  of  the  Board  of  Directors
                         Oasis  Entertainment's  Fourth  Movie  Project,  Inc.


                         By:/s/Mark Libratore
                         Name:  Mark  Libratore
                         Title:  President


                         By:/s/J.  Dan  Sifford,  Jr.
                         Name:  J.  Dan  Sifford,  Jr.
                         Title:  Chairman  of  the  Board,  Former  President

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